                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


      [x] Form 10-KSB [] Form 20-F [] Form 11-K [] Form 10-Q [] Form N-SAR

                     For the Period Ended: DECEMBER 31, 2001

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART  I - REGISTRANT INFORMATION

Full Name of Registrant:                    Flexxtech Corporation

Former Name if Applicable:                  Infinite Technology Corporation

Address of Principal Executive Office:      5777 West Century Blvd., Suite 767

City, State, and Zip Code:                  Los Angeles, California 90045


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual or transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or the transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period.

         The Registrant is unable to file its Annual Report on Form 10-KSB for the period ending December 31, 2001 within the prescribed time period because the Registrant is in the process of compiling its records for the year-end audit.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                              Nimish P. Patel, Esq.
                               Pollet & Richardson
                         10900 Wilshire Blvd., Suite 500
                          Los Angeles, California 90024
                                 (310) 208-1182

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed. If the answer is no, identify the report(s): [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof
Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. N/A

                              Flexxtech Corporation
                 -----------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                                 /s/ Greg Mardock
Date: March 26, 2002                             -------------------------------
                                                 By: Greg Mardock, President